FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

July 9, 2009

3.

Press Release

The press release was released on June 9, 2009 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

1.

The Issuer has received regulatory approval from the TSX Venture Exchange and closed its private placement originally announced on June 19, 2009. The Financing was oversubscribed by 100,000 units and consisted of the issuance of 4,612,000 units at a price of $0.0825 per unit, for gross proceeds to the Company of $380,490.

2.

The Company has granted 875,000 incentive stock options to its officers, directors, employees and consultants exercisable for a period of five years, at a price of $0.11 per share.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that it has received regulatory approval from the TSX Venture Exchange for the non-brokered private placement (the “Financing”) originally announced on June 19, 2009. The Financing was oversubscribed by 100,000 units and consisted of the issuance of 4,612,000 units at a price of $0.0825 per unit, for gross proceeds to the Company of $380,490. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.11 cents per share for a period of 24 months following the closing of the Financing. The proceeds from the Financing will be used for general working capital.

All securities issued in the Financing are subject to a hold period under applicable Canadian securities laws, expiring on November 8, 2009. Aggregate finders’ fees of $14,256 are payable in cash to arm’s length parties to the Company on a portion of the Financing.

The Company also announces that pursuant to the Company's Stock Option Plan, it has granted incentive stock options to its officers, directors, employees and consultants to purchase up to an aggregate of 875,000 common shares in the capital stock of Panthera Exploration Inc., exercisable for a period of five years, at a price of $0.11 per share. These options are subject to a four-month hold period.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Nikolaos Cacos,

President and Chief Executive Officer

Phone: (604) 687-1828

9.

Date of Report

July 9, 2009.